UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*


                       AMERICAN LOCKER GROUP INCORPORATED
                                (Name of Issuer)


                          Common Stock $1.00 par value
                         (Title of Class of Securities)


                                    027284108
                            -----------------------
                                 (CUSIP Number)

  Charles E. Harris, 1500 Oliver Building, Pittsburgh, PA 15222, 412-355-6730
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 19, 1997
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 002408 10 2

1)    NAME OF REPORTING PERSON                              Harold J.Ruttenberg
                                                           --------------------

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              ###-##-####
                                                                     -----------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           Not Applicable
                                                                  --------------
      (a)   [   ]
      (b)   [   ]

3)    SEC USE ONLY

4)    SOURCE OF FUNDS                                             Not Applicable
                                                                  --------------

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)   [   ]          Not Applicable
                                                                  --------------

6)    CITIZENSHIP OR PLACE OF ORGANIZATION                         United States
                                                                   -------------

      NUMBER OF SHARES BENEFICIALLY OWNED BY
      EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                          136,999 See Items 2 and 5
                                                       -------------------------

      8)    SHARED VOTING POWER                                                0
                                                                               -

      9)    SOLE DISPOSITIVE POWER                     136,999 See Items 2 and 5
                                                       -------------------------

      10)   SHARED DISPOSITIVE POWER                                           0
                                                                               -

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                            136,999 See Items 2 and 5
                                                       -------------------------

12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES*  [   ]                     See Item 5
                                                                      ----------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
      ROW (11)                                           22.3% See Items 2 and 5
                                                         -----------------------

14)   TYPE OF REPORTING PERSON                                        Individual
                                                                      ----------

                        STATEMENT OF INFORMATION REQUIRED
                         PURSUANT TO SECTION 13(d)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                       -----------------------------------



ITEM 1.  Security and Issuer

         The title of the class of equity security to which this filing relates is common stock, $1.00 par value ("ALGI Common Stock") issued by American Locker Group Incorporated, a Delaware corporation ("ALGI"). The principal executive offices of ALGI are located at 608 Allen Street, P. O.
Box 1000, Jamestown, New York  14702.

ITEM 2.  Identity and Background

         This statement is filed by Harold J. Ruttenberg, whose business address is American Locker Group Incorporated, 300 South Craig Street, Pittsburgh, Pennsylvania 15213.

         Principal Occupation:
            Chairman, Chief Executive Officer and Treasurer, American Locker Group Incorporated

         During the last five (5) years, Mr. Ruttenberg:

         (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and

         (b) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and nor as a result of such proceeding has he become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


         On December 19, 1997, Mr. Ruttenberg made gifts of 850 shares of ALGI Common Stock to each of ten members of his family resulting in a transfer of 8,500 shares in the aggregate. In addition, in December 1997 he transferred by gift controlling interest in Rollform of Jamestown, Inc. and thus will no longer report 2,583 shares of ALGI Common Stock owned by Rollform of Jamestown, Inc., shares as to which Mr. Ruttenberg has previously disclaimed beneficial ownership.

ITEM 3.  Source and Amount of Funds or other Consideration

         Not Applicable.

ITEM 4.  Purpose of Transaction

         The purpose of the transaction was to make gifts to various members of Mr. Ruttenberg's family.

ITEM 5.  Interest in Securities of the Issuer

         Mr. Harold J. Ruttenberg beneficially owns 136,999 shares of ALGI Common Stock. The total shares reflected in numbered sections 7, 9 and 11 on page 2 hereof include 124,999 shares of ALGI common stock actually owned by Mr. Ruttenberg plus the 12,000 shares of ALGI common stock which Mr. Ruttenberg has this option to purchase under the American Locker Group Incorporated 1988 Stock Incentive Plan. The percentage ownership described in numbered paragraph 13 on page 2 hereof is calculated as set forth under Rule 13d-3(d)(1)(i) and is based on 136,999 shares beneficially owned by Mr. Ruttenberg divided by 613,455 shares (i.e. the 601,455 shares of ALGI Common Stock actually outstanding on December 19, 1997 plus the 12,000 shares of ALGI Common Stock which are subject to the option described above.

          Mr. Harold J. Ruttenberg disclaims beneficial ownership of the 54,000 shares of ALGI Common Stock owned by his wife, Mrs. Katherine M. Ruttenberg, and such shares are not included in the number or percentage of shares of ALGI Common Stock reported by Mr. Ruttenberg in this Schedule 13D.

         Except as described in Item 2 hereof, no transactions in ALGI Common Stock have been effected by Mr. Ruttenberg during the last 60 days.

ITEM 6. Contracts, Agreement, Understanding or Relationships with respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Ruttenberg and any other person with respect to securities of ALGI.

ITEM 7.  Material to be Filed as Exhibits

         None.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.


Date:  December 19, 1997
                                                      --------------------------
                                                       Harold J. Ruttenberg